Exhibit 99.1

BRAINSWAY LTD.

16 Hartum Street, RAD Tower,

14th Floor Har HaHotzvim,

Jerusalem 9777516

Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 5, 2024

The Extraordinary General Meeting of Shareholders of BrainsWay Ltd. (the “Company”), will be held at the offices of the Company, 16 Hartum Street, RAD Tower, 14th Fl, Har HaHotzvim, Jerusalem, Israel on November 5, 2024 at 3:00 p.m. Israel time, or at any adjournments thereof (the “Extraordinary Meeting”), for the following purposes:

1.	To approve certain matters to be effected in connection with the Securities Purchase Agreement with Valor BrainsWay Holdings, LLC (“Valor”), dated as of September 29, 2024, as further detailed in this Proxy Statement: (i) the issuance of 2,103,745 American Depository Shares (“ADSs”), with each ADS representing 2 Ordinary Shares (as defined below) of the Company, and the issuance of a warrant to purchase an additional 1,500,000 ADSs, with each ADS representing 2 Ordinary Shares of the Company, to Valor under the Valor Transaction (as defined below); (ii) to approve an amendment to the Articles of Association of the Company granting Valor the right to designate director(s) to the Board of Directors of the Company; and (iii) to approve the appointment of Mr. Jonathan Shulkin as a member of the Board of Directors of the Company.

2.	To act upon any other matters that may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

Only holders of record of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon of the Company at the close of business on October 8, 2024 shall be entitled to receive notice of and to vote at the Extraordinary Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the Extraordinary Meeting, it is important that your Ordinary Shares or ADSs (as applicable) be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided so that it will be received no later than four hours prior to the Extraordinary Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the Extraordinary Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than November 3, 2024, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than November 3, 2024, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date (as defined below), which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Extraordinary Meeting (i.e., 9:00 a.m. Israel time on November 5, 2024). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

Shareholders who hold ADSs should return their proxies to The Bank of New York Mellon, the ADS depositary, by the date set forth on their form of proxy.

If within half an hour from the time appointed for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall be adjourned to the same day as the day of the scheduled Extraordinary Meeting, in the following week, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolution on the agenda, can be viewed at the Company's registered office at 16 Hartum Street, Rad Tower, 14th Fl, Har HaHotzvim, Jerusalem, Israel, Tel: (+972-2) 582-4030, Sunday through Thursday between 10:00- 15:00, and also will be made available to the public on the Company's website at http://www.brainsway.com, the Securities and Exchange Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors
/s/ Ami Boehm
Ami Boehm Chairman of the Board of Directors

Tel-Aviv, Israel October 1, 2024

BRAINSWAY LTD.

16 Hartum Street, RAD Tower,

14th Floor Har HaHotzvim,

Jerusalem 9777516

Israel

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS TO BE HELD

ON NOVEMBER 5, 2024

This Proxy Statement ("Proxy Statement") is furnished to the holders of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of BrainsWay Ltd. (the “Company” or “Brainsway”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”), to be held on November 5, 2024, at 3:00 p.m. Israel time at the offices of the Company, 16 Hartum Street, RAD Tower, 14th Fl, Har HaHotzvim, Jerusalem, Israel, or at any adjournments thereof.

It is proposed at the Extraordinary Meeting to adopt the following proposals or to consider the following items:

1. To approve certain matters to be effected in connection with the Securities Purchase Agreement with Valor BrainsWay Holdings, LLC (“Valor”), dated as of September 29, 2024, as further detailed in this Proxy Statement: (i) the issuance of 2,103,745 American Depository Shares (“ADSs”), with each ADS representing 2 Ordinary Shares of the Company, and the issuance of a warrant to purchase an additional 1,500,000 ADSs, with each ADS representing 2 Ordinary Shares of the Company, to Valor under the Valor Transaction (as defined below); (ii) to approve an amendment to the Articles of Association of the Company granting Valor the right to designate director(s) to the Board of Directors of the Company; and (iii) to approve the appointment of Mr. Jonathan Shulkin as a member of the Board of Directors of the Company.

2. To act upon any other matters that may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

Shareholders may present proposals for consideration at the Extraordinary Meeting by submitting their proposals to the Company no later than October 8, 2024.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on October 8, 2024 (the “Record Date”), shall be entitled to receive notice of and to vote at the Extraordinary Meeting. At the close of business on October 8, 2024, the Company shall have outstanding 33,358,005 Ordinary Shares, each of which is entitled to one vote on each of the matters to be presented at the Extraordinary Meeting.

Proxies

A form of proxy card for use at the Extraordinary Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Extraordinary Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least four hours prior to the Extraordinary Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. ADS holders should return their proxies to BNY Mellon by the date set forth on the proxy card. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR the proposed resolution to be presented at the Extraordinary Meeting for which the Board of Directors recommends a “FOR” vote. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices so that it is received by the Company no later than November 3, 2024, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than November 3, 2024 at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Extraordinary Meeting (i.e., 9:00 a.m. Israel time on November 5, 2024). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Extraordinary Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on October 11, 2024. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israeli Companies Law 1999 (the “Companies Law”).

Quorum and Voting

One or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the Extraordinary Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall be adjourned to the same day as the day of the scheduled Extraordinary Meeting, in the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, one or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the Extraordinary Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the reconvened meeting a quorum is not present, any two (2) shareholders present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares or ADSs represented.

The approval of Proposal 1 requires the affirmative vote of at least a majority of the voting power represented at the Extraordinary Meeting, in person or by proxy, and voting on the matter presented.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange (the “Commission”). The Company’s Commission filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR PROPOSAL 1.

The resolution shall not be deemed to have been adopted by the shareholders unless there is a required majority for the adoption of the resolution presented herein to the shareholders.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our General Counsel by e-mail: mklein@brainsway.com

PROPOSAL NO. 1

VALOR TRANSACTION RELATED PROPOSAL

The Valor Transaction

On September 29, 2024 (the “Signing Date”) the Company entered into a Securities Purchase Agreement with Valor BrainsWay Holdings, LLC (“Valor”) under which, subject to the terms and conditions therein, Valor agreed to purchase ADSs, with each ADS representing 2 Ordinary Shares of the Company at a total purchase amount of US$20 million (the “Valor Transaction”), representing a purchase price per ADS equal to $9.5068, representing a 20% premium above the closing volume-weighted average price of the Company’s ADSs on the Nasdaq Global Market during the thirty (30) trading days prior to the Signing Date of the Securities Purchase Agreement (the “Purchase Price”). The securities will be issued in a private placement pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and/or Regulation D thereunder.

Valor BrainsWay Holdings, LLC is an entity advised by Valor Management LLC (dba Valor Equity Partners) (“Valor Equity Partners”). Valor Equity Partners, founded and led by Antonio J. Gracias, Valor Equity Partners’ Chief Executive Officer and Chief Investment Officer, is an operational growth investment firm focused on investing in, and partnering with, high-growth companies and entrepreneurs with the courage to transform their industries. For decades, Valor Equity Partners has served companies such as SpaceX, Tesla, Neuralink, Harmony Biosciences, and K Health with unique expertise to solve the challenges of growth and scale. Valor Siren Ventures II L.P. (together with its parallel funds, “VSV”) is a venture fund managed by Valor Equity Partners and the primary fund investing in the Valor Transaction. VSV is differentiated by anchor investments from Starbucks, Nestlé, and a suite of Fortune 500 food and retail organizations. VSV seeks to add value to portfolio companies by applying the intellectual capital of Valor Equity Partners and accelerating growth through its operations team and network of strategic investors. Valor Equity Partners’ mission is to serve exceptional founders, entrepreneurs, and companies that are making the world a better place.

The Company intends to use the proceeds from the Valor Transaction for strategic initiatives including to expand market awareness, enhance data analysis capabilities, develop its R&D roadmap, evaluate other potential opportunities in the TMS industry and expand access to Deep TMS.

Under the Valor Transaction, the Company committed to issue Valor at the closing of the Valor Transaction (subject to the approval of the shareholders sought herein and satisfaction of customary closing conditions), a warrant to purchase 1,500,000 ADSs, with each ADS representing 2 Ordinary Shares (subject to customary adjustments for share splits, bonus shares, and similar transactions) with an exercise price equivalent to the Purchase Price (the “Warrant” and the “Exercise Price”, respectively). The Warrant shall be exercisable upon issuance thereof at the closing of the Valor Transaction following receipt of the approval of the shareholders sought herein and will remain exercisable for 18 months after the initial issuance date (the “Exercise Period”). Under the Warrant if at any time during the Exercise Period, the Company’s ADS closing price of any thirty (30) consecutive trading day period exceeds the Exercise Price by 40% (forty percent) or more, Valor shall be required to fully exercise the Warrant within five (5) trading days. Valor may also exercise the Warrant, in whole or in part, at any time during the Exercise Period, by means of a “cashless exercise” according to the formula set forth in the Warrant.

Under the Valor Transaction, the Company is required to file a registration statement with the Commission to register the resale of the ADSs, including the ADSs issuable upon exercise of the Warrant (the “Registrable Securities”), by no later than 10 days following the date of the approval of the shareholders sought herein, and to use commercially reasonable efforts to have such registration statement declared effective as soon as reasonably practicable and in any event within 60 days of the date of the approval of the shareholders sought herein, and to use reasonable best efforts to maintain the effectiveness of such resale registration statement until the earlier of the date when (a) all Registrable Securities are sold by Valor and (b) all Registrable Securities are freely tradable under Rule 144 under the Securities Act of 1933, as amended, without limitation as to volume or manner of sale.

Amendment to the Articles of Association of the Company

As part of the Valor Transaction, the Company granted Valor a right to designate one or two directors to the Board of Directors of the Company (“Valor Director(s)”) as follows: (i) so long as Valor beneficially holds, directly or together with its affiliates or any related persons of its affiliates, at least 10% of the issued and outstanding share capital of the Company (including by means of holding ADSs), Valor shall have the right to designate one (1) member of the Board of Directors of the Company; and (ii) if and so long as Valor beneficially holds, directly or together with its affiliates or any related persons of its affiliates, at least 20% of the issued and outstanding share capital of the Company (including by means of holding ADSs), Valor shall have the right to designate an additional member (i.e., a total of two (2) directors) of the Board of Directors of the Company.

Under the Valor Transaction, Valor shall not designate more than two (2) directors to the Board of Directors of the Company unless it proposes a special tender offer (as required under Israeli Companies Law) following which it would hold more than 45% of the voting rights of the Company.

In addition, the Board of Directors believes that it is in the best interest of the Company to reduce the maximum number of directors, including the Valor Director(s) (but excluding external directors to the extent there is an obligation to appoint them) from nine (9) to eight (8).

It is proposed to amend the Articles of Association of the Company to add Valor’s right to designate Valor Director(s) to the Board of Directors of the Company, and to reduce the maximum number of directors to eight (8), all in the form attached hereto as Exhibit A to this Proxy Statement.

Appointment of a Director

Valor has notified the Company that the initial director it designates for nomination as a member of the Board of Directors shall be Mr. Jonathan Shulkin. The following information with respect to Mr. Shulkin was furnished to the Company by Valor:

Mr. Shulkin is a Partner and Co-President of Valor Equity Partners and the Fund Manager for Valor Siren Ventures I L.P. (together with its parallel funds, “VSV I”) and Valor Siren Ventures II L.P. (together with its parallel funds, “VSV II”). He serves as a member of all Valor Equity Partners Investment Committees. Mr. Shulkin has over 25 years of experience in private equity investing. His responsibilities include fund management for VSV I and VSV II, as well as investment prospect generation, due diligence of potential investments, investment structuring and execution, and capital raising for Valor Equity Partner’s growth funds and VSV funds. Mr. Shulkin oversees Valor Equity Partners’ Scale Group, Finance, and People Teams. Currently, Mr. Shulkin is a Director of several Valor Equity Partners growth fund and VSV portfolio companies, including Gopuff, Misfits Market, Spot & Tango, and Atmosphere.

The Board of Directors unanimously believes that Mr. Shulkin’s talent, experience and network will contribute to the Company’s growth and success.

The Company is not aware of any reason why Mr. Shulkin should not be able to serve as a director.

Our Board of Directors determined that Mr. Shulkin qualifies as an independent director as defined under the Nasdaq Rules, and our Audit Committee has classified Mr. Shulkin as an “Independent Director” in accordance with the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

Mr. Shulkin will be remunerated similar to the remuneration for the Company’s other non-executive directors, which is within the range for annual remuneration and per meeting participation remuneration limits under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000. Additionally, Mr. Shulkin will be entitled to the same indemnification, exemption and insurance rights as received by all of the Company’s other non-executive directors.

Subject to the approval of the resolution at the Extraordinary Meeting, and immediately prior to the joining of Mr. Shulkin to the Board of Directors, one of the current members of the Board of Directors is expected to resign from office as a member of the Board of Directors. Consequently, the total number of directors immediately following the appointment of Mr. Shulkin as a member, shall remain eight (8). In the event that Valor has a right to designate another director, then immediately prior to the appointment of such other director by the shareholders, another one of the current members of the Board of Directors would be expected to resign from office as a member of the Board of Directors.

The number of ADSs that will be issued under the Securities Purchase Agreement and that will be issuable under the Warrant is expected to be in excess of 20% of the voting rights in the Company prior to the issuance of the ADSs and the Warrant to Valor, based on 33,358,005 shares outstanding as of September 29, 2024. Under the Companies Law, in general, shareholders approval is required for the amendment of a company’s articles of association, director appointment, and certain private placements involving the issuance of 20% or more of a company’s total voting rights prior to the issuance.

After considering the terms of the Valor Transaction, and weighing the potential contributions of Valor to the growth of the Company, the Board of Directors is unanimously of the opinion that the Valor Transaction is favorable to the Company and meets or exceeds market terms. For the sake of caution, while the Valor Transaction by itself does not necessarily require shareholder approval, in order to allow shareholders to vote and opine on the contemplated transaction, the Board of Directors has unanimously resolved to put the Valor Transaction for vote by the shareholders of the Company, and unanimously recommends the shareholders to approve the Valor Transaction. Furthermore, the affirmative vote of the holders of a majority of the voting power represented at the Extraordinary Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution concerning the amendment of the Company’s Articles of Association and the appointment of the director nominated by Valor. As the effectiveness of the Valor Transaction is contingent upon the approval and the execution of the above items as a whole, your approval of the Valor Transaction shall also constitute an approval of each of such items, as listed below.

It is proposed that the following resolution be adopted at the Extraordinary Meeting:

“RESOLVED, that the following matters provided for under the Securities Purchase Agreement, dated September 29, 2024, by and between the Company and Valor, be and hereby are, approved in all respects:

(i) the issuance of 2,103,745 ADSs, with each ADS representing 2 Ordinary Shares of the Company to Valor, and the issuance of the Warrant to purchase an additional 1,500,000 ADSs, with each ADS representing 2 Ordinary Shares of the Company to Valor; (ii) that the Articles of Association of the Company be amended to provide Valor the right to designate for nomination member(s) to the board of directors of the Company and to reduce the maximum number of directors to eight, and the amended articles of association of the Company shall be in the form attached hereto as Exhibit A; and (iii) that Mr. Shulkin be appointed as a member to the Board of Directors of the Company until the next annual general meeting of the Company.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Extraordinary Meeting

Any shareholder of the Company that intends to present a proposal at the Extraordinary Meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders’ meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Extraordinary Meeting by submitting their proposals in writing to our General Counsel at the following address: 16 Hartum Street, Rad Tower, 14th Fl, Har HaHotzvim, Jerusalem, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Extraordinary Meeting, our General Counsel must receive the written proposal no later than October 8, 2024. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Extraordinary Meeting, we will publish a revised agenda for the Extraordinary Meeting no later than October 15, 2024 in a press release or a Current Report on Form 6-K furnished to the Commission.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Extraordinary Meeting, but, if any other matters are properly presented at the Extraordinary Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Ami Boehm

Ami Boehm

Chairman of the Board of Directors

Dated: October 1, 2024

Appendix A

Director’s Declaration

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned,                                      , hereby declares to BrainsWay Ltd. (the “Company”), effective as of                                     , as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Extraordinary General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name:                                               Signature:

Date:

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2)	conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

EXHIBIT A

~~[UNOFFICIAL TRANSLATION INTO ENGLISH]~~

Amended and Restated Articles of Association

of

Brainsway Limited

~~[~~as amended by the shareholders on ~~December 22, 2021]~~ November 5, 2024 (the “Articles”)

Preamble

1.

1.1.                            In these Articles of Incorporation, save if the context requires otherwise -

“Man”, “Person” or “Persons”	Including a corporation

“In Writing”	Handwritten, printed, on a typewriter, on a photocopy, telex, fax or in any other manner which is readable.

“Registered Shareholder”	Shareholder as per the definition of Article 177 (2) of the Law.

“Unregistered Shareholder”	Shareholder as per the definition of Article 177 (1) of the Law.

“The Company”	Brainsway Ltd.

“The Law” or “The Companies Law”	The Companies Law - 1999, as shall be from time to time and the Regulations issued thereunder.

“The Securities Law”	The Securities Law - 1968, as shall be from time to time and the Regulations thereunder, as issued from time to time.

“The Secretary”	The appointed Secretary of the Company.

“The Registry” or “The Registry of Shareholders”	The registry of shareholders of the company which must be maintained according to the Law.

“The Office” or “The Registered Office”	The office of the Company, whose address shall be registered with the Registrar of Companies, as shall be from time to time.

“The Ordinance” or “The Companies Ordinance”	The Companies Ordinance (new version) - 1983, as shall be from time to time, and regulations which shall be issued thereunder.

“Special Majority”	A majority of at least two-thirds of all the votes of the shareholders present at the general meeting or in the class meeting, as the case may be, entitled to vote and voted on their own or by proxy, without taking into account abstentions.

“Ordinary Majority”	Ordinary majority of all of the votes of the shareholders present in the general meeting or in the class meeting, as the case may be, entitled to vote and having voted, without taking into account abstentions.

“Valor”	Valor BrainsWay Holdings, LLC .
“Year” or “Month”	Of the Gregorian calendar.

“Corporation”	Company, partnership, cooperative association, association and any other incorporated or unincorporated group of persons.

“These Articles” or “The Articles”	The Articles of Incorporation in this document, as shall be amended from time to time.

1.2.                            For every term in these Articles which has not been defined above, the significance shall be that which is known in The Companies Law, save if this is contradictory to the matter which is written or its contents; the singular shall include the plural and vice versa and the masculine shall include the feminine.

1.3.                            The headings in these Articles are intended for convenience only and may not be used for interpretation of these Articles.

1.4.                            In every place where these Articles determine that its provisions shall apply subject to the Ordinance and/or The Companies Law and/or any Law, the intention is the provisions of the Ordinance and/or the provisions of The Companies Law and/or any Law, which may not be stipulated upon, save if the context requires otherwise.

1.5.                            The provisions which maybe stipulated upon in The Companies Law shall apply to the Company save if determine otherwise in these Articles and to such extent as there is no contradiction between them and the provisions of these Articles.

Name of the Company

2.                                      The name of the Company is Brainsway Ltd.

Limitation of Liability

3.                                      Limited liability

3.1.                            The liability of a shareholder for the debts of the Company is limited to the discharge of the amount (including premium) at which shares were allotted to him but not less than of nominal value of the shares allotted to him, save if shares were allotted to him at law for a consideration which is lower than their nominal value, in which case his liability is limited to the discharge of the consideration for which the share was allotted to him.

3.2.                            The Company is not entitled to change the liability of a shareholder or to obligate a shareholder to purchase additional shares without his consents.

Purposes of the Company

4.                                      The purposes for which the Company was established:

4.1.                            Research, development, marketing and sales of medical devices for the treatment of the human brain.

4.2.                            To engage in any matter or issue or subject which is legally permissible, at the discretion of the directors and the business managers of the Company.

Contributions

5.                                      The Company is entitled to contribute reasonable amounts to worthy causes, even if the contribution is not in a framework of the business considerations of the Company.  The Board of Directors is authorized to determine, at its discretion, the amount of the contribution, the purposes for which it is made, the identity of the recipient and every other condition in this context.

The Registered Office

6.                                      The registered office of the Company shall be at the address determined by the Board of Directors, and shall change from time to time.

The Articles of Incorporation

7.                                      The Company shall be entitled to change these Articles by resolution of the general meeting by ordinary majority.

8.                                      A resolution passed by the general meeting with the majority required for changing of the Articles, as stated in Clause 7 above, which changes any of the provisions of these Articles, shall be deemed a resolution for the alteration of these Articles, even if this was not indicated expressly in the resolution.

9.                                      Subject to provisions of The Companies Law, changes to these Articles shall be valid from the date of a passage of a resolution by the Company or another date determined in the resolution.

Registered Share Capital

10.                               The registered share capital of the Company is NIS 4,800,000 divided into 120,000,000 ordinary shares, nominal value of NIS 0.04 each (hereinafter- the ordinary shares). The Company is entitled to change the registered share capital subject to the provisions of The Companies Law and these Articles.

The Shares

11.                               Each ordinary share in the capital of the Company shall have equal rights, for all intents and purposes, to every other ordinary share, including the rights to dividend, bonus shares and participation in distribution of surplus assets of the Company upon liquidation, proportionally to the nominal value of each share, without taking into account any premium paid thereupon, and all subject to the provisions of these Articles.

12.                               Each one of the ordinary shares entitles its owner to participate in the general meeting of the Company and to one vote.

13.

13.1.                     A shareholder in the Company is the party registered as the shareholder in the registry of shareholders or whomever a share is registered in his favor with a stock exchange member, and such share is included in the registered shares in the registry of shareholders of the Company in the name of a company for registration.

A shareholder who is a trustee will report thereupon to the Company, and the Company shall record him in the registry of shareholders, with indication of his trust, and he shall be viewed for purposes of The Companies Law as a shareholder. Without detracting from that stated above, and subject to the provisions of the Articles of the Company, the Company shall recognize a trustee as stated, as a shareholder for all intends and purposes, and shall not recognize some other person, including the beneficiary, as the holder of any rights in the share.  Without detracting from that stated above, and subject to the provisions of the Articles of the Company, with the exception of shareholders of the Company as stated, no person shall be recognized by the Company as having any rights in a share and the Company shall not be bound and shall not recognize any benefits under the laws of equity or in the relations of trust or in a proper right, future or partial, in any share or benefit whatsoever in a fractional share or in any other right with regards to a share, rather solely and exclusively the right of the shareholder as stated above, in the share in its entirety, and all save if a competent court has directed otherwise.

13.2.                     Without detracting from that stated above, and subject to the provisions of these Articles, with the exception of shareholders of the Company as stated in Clause 13.1 above, no person shall be recognized by the Company as having any right in a share and the Company shall not be bound and shall not recognize any benefits under the laws of equity or the relations of trust or a proper right, future or partial, in any share or benefits, in a fractional share or any other right with regard to a share, but rather solely and exclusively the right of the shareholder as stated in Clause 13.1 above, in a share in its entirety and all save if a competent court has directed otherwise.

13.3         Anything to the contrary in these Articles notwithstanding, holders of American Depositary Shares shall be deemed shareholders of the Company with respect to the Company shares represented by such American Depositary Shares for all intents and purposes, including with respect to (i) each Company share represented by such American Depositary Shares, which shall have all rights, privileges and obligations attached to the Company shares for all intents and purposes, and (ii) any and all reference to shareholder(s) in these Articles, which shall include holders of American Depositary Shares and any authorized bank, broker, depository or other nominee with respect to American Depositary Shares, as the case may be.

Share Certificates

14.                               The certificates testifying to the right of ownership in the shares shall bear the stamp of the Company and the signatures of one director together with the CEO of the Company or together with the Secretary of the Company or the signatures of any two persons who were appointed for this purpose by the Board of Directors.

    The Board of Directors is entitled to decide that a signature or stamp as stated shall be carried out mechanically, as shall be determined by the Board of Directors.

15.                               Unless the terms of the issue of shares determine otherwise:

15.1.                     Every registered shareholder is entitled to receive from the Company at his request within a period of two months after the allotment, or registration of the transfer, as the case may be, one certificate testifying to his ownership in shares which are registered in his name or, at the consent of the Company, a number of certificates as stated.

15.2.                     A registration Company is entitled to receive from the Company, at its request, within a period of two months after the allotment, or the registration of the transfer, as the case may be, one certificate testifying to the number of shares and the type of shares registered in its name at the registry of shareholders.

16.                               Subject to the provisions of The Companies Law, in each certificate shall be specified the number of shares in respect of which it was issued, their serial numbers and their nominal value.

17.                               A certificate referring to a share registered in the name of two or more persons, shall be delivered to whomever shall appear first in the registry of shareholders with regard to such share, save if all of the shareholders registered upon such share shall direct the Company in writing, to deliver it to some other registered owner.

18.                               In the event that a share certificate shall be defaced, ruined, lost or harmed, the Board of Directors is entitled to direct its cancellation and the issue of a new certificate in its stead.  This, provided that the share certificate was produced to the Company and destroyed by it, or it was proven to the satisfaction of the Board of Directors that the certificate was lost or destroyed and the Company received a guarantee to the satisfaction of the Board of Directors in respect of any possible damage.  A reasonable amount as shall be determined by the Board of Directors from time to time shall be paid for every share certificate issued under this clause.

Payment for Shares

19.                               All of these shares in the issued capital of the Company, shall be shares which were discharged in full.

20.                               Canceled.

Transfer of Shares

21.                               Every transfer of shares which are registered in the registry of shareholders in the name of the registered shareholder, including a transfer by a company for registration or to it, shall be in writing and provided that the Deed of Transfer shall be signed by hand only, by the transferor and by the transferee, by themselves or by their legal representatives, and by witnesses to their signature, and shall be delivered to the registered office or to any other place determined by the Board of Directors for this.  Subject to the provisions of The Companies Law, the transfer of shares shall not be recorded in the registry of shareholders save after a Deed of Transfer has been delivered to the Company as stated above:  The transferor shall continue to be deemed the owner of the transferred shares until the registration of the transferee as the owner of the transferred shares in the registry of shareholders. The Board of Directors, may, from time to time approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s American Depositary Shares on the Nasdaq or on any other stock exchange on which the Company’s shares are then listed for trading.

The registry of shareholders shall constitute prima facie evidence to the veracity of its content. In an instance of contradiction between that recorded in the registry of shareholders and a share certificate, the evidentiary value of the Registry of Shareholders is superior to the evidentiary value of the share certificate.

22.                               The Share Transfer Deed will be made in writing, in the form customary in Israel or in any other form approved by the Board of Directors. To such extent as the transferor or the transferee is a corporation, a confirmation by an attorney or an accountant or some other person whose identity is acceptable to the Board of Directors shall be given regarding the authority of the signatories in the name of the corporation to carry out or to receive the transfer, as the case may be.

23.                               The Company is entitled to close the Registry of Shareholders for a period of time determined by the Board of Directors and provided that it shall not exceed, in total, 30 days each year. When the registry is closed, transfer of shares shall not be recorded in the registry. Without the detracting from that stated above, the Board of Directors is entitled to determine a determining date with regard to the right to vote in a general meeting, or to receive payment of dividend or allotment of rights whatsoever or for any other legal purpose.

24.                               Subject to the provisions of these Articles or the terms of the issue of shares of any type, shared transfer shall be possible without the need for Board of Directors approval.

25.                               Every transfer deed shall be submitted to the office or to any other place as shall be determined by the Board of Directors, for registration, together with the certificates of the shares to be transferred, if these were issued, and all other proof required by the Board of Directors regarding the right of ownership of the transferor or his right to transfer the shares. The transfer deeds which shall be recorded shall remain with the Company; however, any transfer deed which the Board of Directors refused to record will be returned to the party who submitted it, at its request.

26.                               In the event that the Board of Directors refuses to approve the transfer of shares, it shall notify the transferor no later than one month from the date of receiving of the transfer deed.

27.                               The Company shall be entitled to collect payment for recording of the transfer, in an amount determined by the Board of Directors, from time to time, and which shall be reasonable in the circumstances of the matter.

28.

28.1                        Subject to the provisions of The Companies Law and these Articles.  If it was proven to the Company to the satisfaction of the Board of Directors in a manner determined by it, that the conditions required at Law were fulfilled for the assignment of the rights in the shares which are registered in the registry in the name of a registered shareholder, the Company shall recognize the assignee, and him alone, as the holder of the rights in the shares as mentioned.

28.2                        Notwithstanding that stated above, in an instance of the death of one or more of the registered joint owners of shares registered in their name in the registry, the Company shall recognize the registered owners who remain alive, solely, as the holders of ownership rights in such shares.

29.

29.1                        Subject to the provisions of these Articles, the Company shall change the registration of ownership in the shares in the Registry of Shareholders upon receipt of an order of a court to amend the registry or if it was proven to the Company, to the satisfaction of the Board of Directors and in a manner determined by it, that the conditions at Law for the assignment of the rights in the shares were fulfilled, and the Company shall not recognize any right of a person in the shares, prior to the proof of his right, as stated above.

29.2                        Without detracting from that stated above, the Board of Directors is entitled to refuse to perform the registration or to delay it, as it shall be entitled to do, in the event that the registered owner himself shall have transferred the shares prior to the assignment of the right.

30.                               Subject to the provisions of The Companies Law and these Articles, a person who became entitled to a share as stated in Clause 28 above, shall be entitled to carry out a transfer of the shares similar to the right to do so of the registered owner, himself, prior to the assignment of the right.

31.                               The Company is entitled to destroy a share transfer deed at the expiry of seven years from the date of the recording in the registry, and to destroy Certificate of Shares which were canceled, at the expiry of seven years from the date of their cancellation, and a prima facie presumption shall exist that any deed of transfer and certificates which was destroyed as mentioned, was fully valid and that the transfers, cancellations and registrations as the case may be were carried out at Law.

Changes in the Capital

32.                               The Company is entitled, in a resolution passed by the general meeting, in an ordinary majority, to increase the registered share capital of the Company and/or to create additional classes of shares in the capital of the Company, and all as it shall determine.

33.                               Subject to the provisions of The Companies Law, the Company is entitled, in a resolution passed by the general meeting in an ordinary majority:

33.1                        To merge its shares, in whole or in part, and to divide them to shares with higher nominal values than the nominal value of the existing shares.

33.2                        To divide its shares, in whole or in part, a secondary division, to shares with lower nominal values than the nominal value of the existing shares.

33.3                        To reduce the capital of the Company and any principal reserved for redemption of capital.

    For purposes of performance of such resolution as stated, the Board of Directors is entitled to resolve, at its discretion, any difficulty which shall arise in connection therewith.

34.                               Without detracting from the generality of the authorities of the Board of Directors as stated above, if as a result of the merger or division as stated above, there shall remain fractional shares in the hands of shareholders, the Board of Directors is entitled at its discretion to act as follows:

34.1                        To determine that fractional shares which shall not accord the owners thereof an entire share, shall be sold by the Company and the proceeds from the sale shall be paid to those entitled under terms and in a manner as determined.

34.2                        To allot to each of the owners of the shares whose merger and/or division shall leave them with a fractional share, shares of a class of shares which existed in the capital of the Company prior to the merger and/or division, in such number that the merger thereof with the fraction shall create one whole share, and such allotment shall be deemed valid immediately prior to the merger or division, as the case may be.

34.3                        To determine the manner of payment of the amounts which must be paid for the shares which were allotted as stated in Clause 34.2 above, including the manner in which the discharge of the amounts shall be possible on account of bonus shares.

34.4                        To determine that the owners of the fractional shares shall not be entitled to receive a whole share in respect of the fraction of a share.

34.5                        To determine that the owners of the shares shall not be entitled to receive a whole share in respect of a fraction of a whole share with a certain or lower nominal value and shall be entitled to receive a whole share in respect of the fraction of a whole share with a nominal value which is higher than the stated nominal value.

35.                               The Company is entitled by resolution of the general meeting by ordinary majority, to cancel registered share capital which has not yet been allotted, and provided that the Company has not undertaken, including a conditional undertaking, to allot the shares.

Change in Rights

36.                               At any time, when the share capital shall be divided into different classes, the Company shall be entitled by resolution of the general meeting by ordinary majority, save if the conditions of the issue of the shares of such class stipulate otherwise, to cancel, to convert, to expand, to add, to reduce, to amend or to change in some other manner the rights of the class of shares of the Company, and provided that consent for this was received in writing of all of the holders of the shares of such class or the resolution was passed in the general meeting of shareholders of such class by ordinary majority, or in an instance where it was stipulated otherwise in the terms of the issue of the certain class of shares of the Company, as was stipulated in the terms of the issue of such class.

37.                               The provisions determined in these Articles with regard to the general meeting shall apply mutatis mutandis, to every class meeting and provided that the legal quorum in a class meeting will be present when there shall be present at the opening of the meeting, themselves or by proxy, at least two shareholders who own at least 25% of the number of shares issued of such class.  However, if there was not a legal quorum as stated, the class meeting shall be postponed to a later date and in the postponed meeting, a legal quorum shall be fulfilled by any number of participants, regardless of the number of shares they own.

38.                               The rights accorded to the shareholders or the owners of such class of shares which were issued in respect of ordinary rights and in respect of preferred rights or some other special rights, shall not be deemed for purposes of Clause 36 above as though they were converted, reduced, prejudiced or changed in some other manner by the creation and/or issue of additional shares of any class, whether they are equivalent to them or of a different or preferred class, and shall not be deemed for purposes of the aforementioned clause as though they were converted, reduced, prejudiced or otherwise changed, by a change in the rights attached to shares of any other class, and all save if stipulated otherwise explicitly in the terms of the issue of such shares.

39.                              Issue of shares and other securities.

39.1.                     The Board of Directors is entitled to issue or allot shares and other securities, which are convertible or may be exercised into shares, up to the limit of the registered share capital of the Company.  For this matter, securities which are convertible or may be converted or exercised into shares shall be viewed as though they were exercised or converted at the date of their issue.  Without detracting from the generality of that stated above, the Board of Directors shall be entitled to issue the shares and other securities as stated above, to grant rights of choice for their purchase, including options, or to grant them in some other manner, and all to persons who were determined by it and at the time and the prices and terms as determined by it, and to determine any other provision related to this, and including provisions regarding the manner of distribution of the shares and securities which shall be issued by the Company, between the purchasers thereof, including an instances of oversubscription, and all at the discretion of the Board of Directors.

39.2.                     The authorities of the Board of Directors as specified in Clause 39.1 above may be delegated as specified in the following paragraphs (1) or (2):

(1) To a Board of Directors committee - in the issue or allotment of securities in the framework of an employee remuneration scheme or agreements of employment or wage between the Company and its employees or between the Company and employees of an associated Company whose Board of Directors has agreed to this in advance, and provided that the issue or allotment shall be in accordance with a program which includes specific covenants which were issued and approved by the Board of Directors.

(2) A Board of Directors committee, the CEO or the holder of such position (in this clause - CEO) or some other person who the CEO has recommended - in the issue of shares subsequent to exercise or conversion of securities of the Company.

40.                               Without detracting from the generality of that stated above and subject to the provisions of The Companies Law and these Articles, the Board of Directors is entitled to determine that the consideration for the shares shall be paid in cash or in kind and including in securities or any other manner, at its discretion, or that the shares shall be allotted as bonus shares or that the shares shall be allotted for consideration equal to their nominal value or higher than it, whether individually or in series, and all under terms and dates as determined by the Board of Directors at its discretion.

41.                               In a decision to increase the registered share capital of the Company, the general meeting may determine that the new shares included in the amounts by which the registered share capital was increased as stated (here and after: “ the new shares ”) or any part thereof, will be offered initially at their nominal value or for an added premium, to all of the shareholders holder who hold shares at such times, at a rate proportional to the nominal value of their shares in the Company or to determine other provisions for the manner of the issue and allotment of the new shares.  However, in the event that the general meeting has not determined as stated in the decision to increase the registered share capital of the Company, the Board of Directors may offer them as stated in Clause 39 above.

42.                               The Board of Directors is entitled to resolve to pay commissions or underwriting fees to any person in consideration for subscription or agreement to subscription or the obtaining of subscriptions or the promise of subscriptions upon shares, or bonds or other securities of the Company.  The Board of Directors may also, in any event of the issue of securities of the Company, resolve to pay intermediary commissions, in cash, in Company shares or other securities which were issued by the Company or in any other manner or partly in one manner and partly in another, and all subject to the provisions of applicable Law.

Redeemable Securities

43.                               Subject to the provisions of The Companies Law, the Company is entitled to issue securities which may be redeemed at terms and in a manner determined by the Board of Directors at its discretion.

Registries

44.

44.1                        The Company shall conduct a registry of the shareholders and shall record in it the names of the owners of the shares and the additional details required under The Companies Law, immediately after the issue of any shares of the Company.  Subject to the provisions of the Law, upon the registration in the registry, a registered shareholder shall be deemed the owner of the shares registered in his name, and even if share certificates were not issued in respect of these shares.

44.2                        The Company shall conduct a registry of substantial shareholders as required by The Companies Law.

45.                               The Company is entitled to conduct an additional registry of shareholders outside of Israel under terms as determined for this matter in The Companies Law.

46.                               The Company shall conduct a registry of the holders of bonds and securities which may be converted into shares of the Company and all of the provisions of these Articles in connection with shares shall apply also to these convertible securities with regard to the registration in the registry, the issue of certificates, the replacement of certificates, transfer and assignment, mutatis mutandis as the case may be, and all subject to the terms of the issue of the securities.

General Meeting

47.                               Resolutions of the Company in the following matters shall be passed by the general meeting:

47.1                        Changes to the Articles of the Company or its Memorandum.

47.2                        Implementation of the authorities of the Board of Directors by the general meeting if the Board of Directors is precluded from implementing its authorities and the implementation of any of its authorities is crucial for the proper conduct of the Company, as stated in Article 52(A) of The Companies Law.

47.3                        The appointment of an auditing accountant for the Company and the cessation of his employment.

47.4                        The appointment of directors for the Company and their dismissal.

47.5                        Approval of actions and transactions requiring the approval of the general meeting under the provisions of Articles 255 and 268 to 275 of The Companies Law.

47.6                        Increase of the registered share capital and its decrease in accordance with the provisions of Articles 286 and 287 of The Companies Law and changes in the capital as stated in Clause 33 above.

47.7                        Merger as stated in Article 320(A) of The Companies Law.

47.8                        Any resolution which must be passed in accordance with these Articles, by the general meeting.

    Subject to the provisions of The Companies Law, the general meeting is entitled to undertake authorities given to some other organ, and if the general meeting has undertaken the authorities of the Board of Directors of the Company, the shareholders will be liable and responsible for the liabilities and duties of the directors, as stated in Article 50(b) of The Companies Law.

48.                               The Company will conduct an annual general meeting every year and not later than the expiry of 15 months from the previous annual meeting, at the date and time as determined by the Board of Directors.

49.                               The agenda of the annual general meeting shall include the following items:

49.1                        Discussion of the financial reports of the Company and the Board of Directors report on the state of affairs of the Company which are submitted to the general meeting.

49.2                        Appointment of directors and determination of their wages.

49.3                        Appointment of an auditing accountant.

49.4                        Reporting by the Board of Directors upon the wage of the auditing accountant for the auditing activity and for the additional services, if any.

49.5                        In addition to that stated above, the agenda of the annual meeting may include any other matter which was determined in the agenda as stated in Clause 52 below.

    The general meeting as stated above shall be called “an annual meeting” and any other general meeting shall be called “a special meeting”.

50.                               The Board of Directors of the Company will convene a special meeting in accordance with its resolution and in accordance with the demand of any of the following:

50.1                        Two directors or one-quarter of the serving directors.

50.2                        A shareholder, one or more, with at least 5% of the issued share capital and 1% of the voting rights in the Company, or one or more shareholder with at least 5% of the voting rights in the Company.

    In the event that the Board of Directors was required to convene a special meeting as stated above, it shall be convened within 21 days from the date upon which the demand was submitted to it, at a date determined in the notice upon the special meeting as stated in Clause 54.1 below and provided that the date of the meeting shall be not later than 35 days from the date of the publishing of the notice and all subject to the provisions of The Companies Law and Clause 53.1 below.

51.                               In the event that the Board of Directors fails to summon a special meeting as requested under Clause 50 above, the requesting party is entitled, and when one is speaking of shareholders-also part of them who have more than half of their voting rights, to convene the meeting itself, and provided that it shall not take place more than three months from the date of submission of the request as stated, and shall be convened, to such extent as possible, in the same manner as assemblies are convened by the Board of Directors.

52.

52.1                        The agenda of the general meeting shall be determined by the Board of Directors and shall include the matters for which the convening of the special meeting under Clause 50 above was requested as well as a subject requested as stated in Clause 52.2 below. The Board of Directors may include election of directors in an agenda of a special meeting.

52.2                        One or more shareholders with at least 1% of the voting rights in the general meeting may request the Board of Directors to include a subject in the agenda of the general meeting which shall be convened in the future, and provided that the subject is appropriate for deliberation in the general meeting.

52.3                        A request as stated in Clause 52.2 above will be submitted to the Company in writing not less than 10 days from the date of notice of the convening of the general meeting and a text of the resolution which is proposed by the shareholder shall be attached to it as well as the details of his holdings in the Company (including indirect or derivative holdings), relationships and/or agreements between him and other shareholders in the Company and insofar as such request is in connection with the appointment of a director - also details regarding the director nominee (including all details required by law and reporting rules) and regarding relationships or agreements that the director nominee has with the shareholders of the Company, and if the Company is listed for trading on the Nasdaq, whether he or she is eligible to be appointed as an independent director in accordance with Nasdaq Listing Rules.

53.

53.1                        Notice of the general meeting will be published in accordance with the requirements of the Law at least 14 days prior to the convening of the meeting with the exception of notice of a general meeting with an agenda which includes the items specified in Article 87 of The Companies Law, which shall be published 35 days at least prior to its convening.

53.2                        In addition to the notice upon the general meeting as stated in Clause 53.1 above, the Company will deliver notice upon the general meeting only to shareholders who are registered in the registry whose address is in Israel.

54.

54.1                        In the notice upon the general meeting there shall be specified the place, the date and the time at which the general meeting shall be convened and it shall include the agenda, a synopsis of the proposed resolutions, the required majority for the resolutions, the date of determination of the rights of all of the shareholders to vote in the general meeting and any other detail required at law.  In the event that the Company shall determine that a postponed meeting shall be held at a date which is later than that determined in Article 78(b) of the Law, it shall indicate the date as mentioned in the notice.

54.2                        In a decision regarding the convening of an meeting, the Board of Directors is entitled to determine the manner of the detailing of these issues on the agenda for the meeting, which will be delivered to such shareholders entitled to participate in the meeting, and all at the discretion of the Board of Directors and subject to the provisions of The Companies Law.

54.3                        Without detracting from the authorities of the Board of Directors as stated in this Clause 54 above, and without detracting from a generality of the provisions of these Articles with regard to the transfer of the authorities by the Board of Directors, the Board of Directors will be entitled to transfer its authorities as stated in this Clause 54 above, to a Board of Directors committee and/or an officer in the Company, whether for the purpose of a certain general meeting or for a period of time.

55.                               A good faith defect in the convening of a general meeting or its conduct, including a defect arising from non-fulfillment of a provision or condition determined in the Law or in these Articles, including with regard to the manner of the convening of the general meeting or its conduct, shall not invalidate any resolution passed in the general meeting and shall not prejudice the deliberations conducted therein, subject to the provisions of any Law.

Deliberations in the General Meeting

56.                               No deliberations may be commenced at the general meeting unless a legal quorum is present at the opening of the meeting.  A legal quorum will be constituted when there are present, themselves or by proxy, a shareholder or shareholders who have at least one-third of the voting rights, within one-half of an hour from the time determined for the opening of the meeting, save if determined otherwise in these Articles.

57.                               In the absence of a legal quorum at the general meeting at the expiry of half of an hour from a time determined for commencement of the meeting (or the expiry of some other time as determined by the Chairman of the meeting, but in any event no more than one hour), the meeting shall be postponed for seven days, for the same date at the same hour and in the same place, without the requirement to notify the shareholders thereupon and subject to the provisions of The Companies Law, the Securities Law and the Regulations promulgated under these laws, or some later date if indicated in the notice upon the meeting, or a date, hour and place which are different, as determined by the Board of Directors in the notice to the shareholders.

58.                               A legal quorum for a postponed meeting shall be constituted when there are present, themselves or by proxy, one or more shareholders who have at least one-third of the voting rights, within half of an hour from the time determined for the opening of the meeting.  In the absence of a legal quorum at the postponed meeting at the expiry of half of an hour from the time determined for commencement of the postponed meeting, any two shareholders present at the postponed meeting, themselves or by proxy, shall constitute legal quorum at the postponed meeting.

59.                               The Chairman of the Board of Directors or, in his absence, any director appointed by the Board of Directors, will chair every general meeting of the Company.  In the absence of a chairman as stated or if at some meeting none of these are present after the passage of 15 minutes from the time determined for commencement of the meeting or if they refuse to serve as Chairman of the meeting, the directors which are present may, by majority between them, elect a chairman from amongst them or from any of the officers in the Company present at the meeting, and if they fail to do so-the shareholders present will elect themselves or by proxy one of the directors or one of the officers present to chair the meeting.  In the absence of directors or officers or if all of the directors or officers refuse to chair the meeting, one of the shareholders or their proxy as stated shall be elected to chair the meeting.

60.                               The Company shall maintain minutes of the proceedings in the general meeting which shall include the following details:

60.1                        The names of the shareholders participating in the general meeting and the number of shares held by them.

60.2                        The matters discussed at the general meeting and the resolution is passed.

61.                               Minutes which are signed by the chairman of the general meeting constitute prima facie evidence to their content.

Voting and the Passage of Resolutions at the General Meeting

62.                               A shareholder wishing to vote at the general meeting shall prove to the company his ownership in a share as required by The Companies Law and the Companies Ordinance (proof of ownership of share for a purpose of voting at general meeting) — 2000.  Without the detracting from the generality of that stated above, the Board of Directors is entitled to determine provisions and procedures regarding the proof of ownership of shares in the company.

63.                               A shareholder is entitled to vote in the general meeting or in a class meeting, himself or by proxy, all in accordance with the provisions of these Articles and subject to the provisions of The Companies Law.  A proxy for a vote is not required to be a shareholder in the company.  Voting in the general meeting of the Company by means of a voting deed, in accordance with the provisions of The Companies Law and the regulations there under, will be possible solely and exclusively on issues specified in Articles 87A(1) — 87A(3) and 87A(5), of The Companies Law.

64.                               Subject to the provisions of applicable Law, in an instance of joint ownership in a share, any one of them may vote at any meeting, whether himself or by proxy, in relation to such share, as though he was the sole party entitled to it.  If more than one joint owner of a share participates in an meeting, himself or by proxy, the vote will be made by the party whose name appears first in the registry of shareholders with regard to the share or in the confirmation of the stock exchange member with regard to the ownership in the share (“confirmation of ownership”), or some other document determined by the Board of Directors for such matter, as the case maybe.  Individual legal guardians or individual executors of estate over a registered shareholder who is deceased, shall be considered for purposes of this clause as joint owners in these shares.  Without the detracting from that stated above, in an instance where more than one shareholder is registered in the registry of shareholders of the Company as the holder of a share, the Company shall view the first person registered in the registry of shareholders as the legal representative of the remaining parties registered as holding the share, save if a document was delivered to the company, signed by the majority of the registered owners of the share, or a court order, indicating the name of some other registered owner as the representative of the holders of the share.

65.                               Every party entitled to a share under clause 28 above, is entitled to vote by virtue thereof in any general meeting in the same manner as though he was the registered owner of such shares and provided that he shall prove to the satisfaction of the Board of Directors his entitlement to the share at least 48 hours prior to the date of the general meeting or the postponed meeting, as the case maybe, in which he intends to vote, save if the Company has previously recognized his right to vote by virtue of the shares at such meeting.

66.                               A document appointing a proxy for a vote (“deed of appointment”) shall be made in writing and shall be signed by the appointing party, and if the appointing party is a corporation, the deed of an appointment shall be made in writing and shall be signed in a manner binding the corporation.  The Board of Directors is entitled to require delivery to the Company prior to the convening of the meeting, of a confirmation in writing, to the satisfaction of the Board of Directors, regarding the authority of the signatories to bind the corporation.  The Board of Directors is further entitled to determine provisions and procedures in everything related thereto.

66.                               A deed of appointment or a suitable copy thereof, to the satisfaction of the Board of Directors, will be deposited at the registered office or some other place or places, in Israel or outside of Israel - as shall be determined by the Board of Directors from time to time, generally or for a specific instance - at least 48 hours prior to commencement of the meeting or the postponed meeting, as the case maybe, in which the proxy intends to vote in reliance upon such deed of appointment.  Notwithstanding, that stated above, the chairman of the meeting may, at his discretion, accept such deed of appointment also after the time as stated, if he deems this appropriate, at his discretion. If a deed of appointment shall not be received as stated in this clause above, it shall not be valid in such meeting.

67.                               A proxy for a vote is entitled to participate in deliberations of the general meeting and to be elected as a chairman as was the shareholder appointing him, and provided that it was not indicated otherwise in the deed of appointment.

67.1.                     A deed of appointment appointing a proxy for vote shall be in the format customary in Israel or in any other format approved by the Board of Directors.

67.2.                     The deed of appointment will indicate the class and the number of shares in respect of which it was issued.  In the absence of indication in the deed of appointment of the number of shares in respect of which it was issued or an indication therein of a number of shares which is higher than the number of shares registered in the name of the shareholder or which are indicated in the confirmation of ownership, as the case maybe, the deed of appointment will be deemed to have been issued in respect of all of the shares of the shareholder.

67.3.                     In the event that the deed of appointment was issued in respect of a number of shares which is lower than the number of shares registered in the name of the shareholder or indicated in the confirmation of ownership, as the case maybe, the shareholder will be deemed as refraining from appearing at the vote in respect of the balance of the shares and the deed of appointment will be valid in respect of number of shares indicated therein.

68.                               Without detracting from the provisions of these Articles with regard to the appointment of a proxy for a vote, a shareholder holding more than one share will be entitled to appoint more than one proxy subject to the following provisions:

68.1.                     Each deed of appointment will indicate the class and the number of shares in respect of which it was issued.

68.2.                     In the event that the total number of shares of any class indicated in deeds of appointment issued by one shareholder shall exceed the number of shares of such class registered in his name or indicated in the confirmation of ownership, as the case maybe, all the deeds of appointment issued by such shareholder shall be invalidated.

69.                               A shareholder or a proxy is entitled to vote a part of the shares which are owned by him or for which he is a proxy, and is entitled to vote part of the shares in one manner and part of the shares in another manner.

70.                               A vote made by virtue of a deed of appointment shall be valid even if prior to the vote the appointing party passed away or was declared incompetent or the deed of appointment was canceled or the share was transferred in respect of which the deed of appointment was granted, save if notice was received at the office prior to the meeting, in writing, with regard to the death, incapacity, cancellation or transfer, as the case may be.  Notwithstanding that stated above, the chairman of the meeting is entitled, at his discretion, to receive such notice as stated also during the course of the meeting, if he deems this appropriate at his discretion.

71.                               A deed of appointment shall be valid also with regard to any postponed meeting or an meeting to which the deed of appointment relates, and provided that it was not indicated otherwise in the deed of appointment.

72.                               Every ordinary share entitles its owner to participate in the general meeting of the Company and to one vote.

73.                               A resolution proposed for a vote in the general meeting shall be decided by a count of the participating votes.  The manner of the counting of the votes will be determined by the chairman of the Board of Directors, unless prior to the vote, a secret ballot was requested by a   shareholder or holders with at least 10% of the issued share capital of the Company.  In a case of a dispute whether to accept or reject any individual vote in the vote, the chairman of the meeting shall determine the matter and his good faith decision shall be final and decisive.

74.                               A declaration made by the chairman that a resolution was passed or rejected at the general meeting, unanimously or by some majority, and the declaration was recorded in this matter in the minutes of the meeting, shall be prima facie evidence to that stated, and it shall not be necessary to prove the number of votes (or their proportional share) which were made in favor or against such resolution.

75.                               Subject to the provisions of the Companies Law or the provisions of these Articles with regard to some other majority, decisions of the general meeting shall be passed by an ordinary majority.  The chairman of the meeting shall not have an additional vote or a decisive vote.

76.                               The chairman of the general meeting is entitled, at the consent of an meeting in which a legal quorum is present, to postpone it or to postpone the deliberation or the passage of a resolution in some specific matter on the agenda, to a later time or a place which shall be determined, and he is required to do so in accordance with the demand of the meeting.  At such, postponed meeting as stated, no matter will be deliberated which was not on the agenda and for which a resolution was not passed in the meeting at which the postponement was resolved upon.  If the general meeting was postponed for  more than 21 days, notice will be issued upon the postponed meeting, as stated in Clauses 53 and 54 above.  If the general meeting was postponed without changing its agenda, for a date not exceeding 21 days, the notices and summons with regard to the new date will be issued as early as possible, and not later than 72 hours prior to the general meeting.  The notices and the summons as stated will be issued in accordance with Clauses 53 and 54 above, mutatis mutandis.

The Board of Directors

77.                               The number of directors shall not be less than four and shall not exceed ~~nine~~eight, including the Valor Designee(s) (as defined below), (not including external directors, to the extent there is an obligation to appoint them), and not including up to two additional directors which may be appointed by the Board of Directors as described in Article 80.

78.

78.1         The annual general meeting of the Company shall appoint, by ordinary majority, the members of the Board of Directors. Each appointed director shall serve as a member of the Board of Directors until the next annual general meeting. The term of a director shall terminate at the next annual general meeting, unless extended by that annual general meeting, or terminated by the general meeting in accordance with Article 82. A director is not required to be a shareholder in the Company.  The provisions of this clause with regard to the appointment of directors shall not apply to external directors who will be appointed in the accordance with the provisions of the Companies Law, to the extent there is an obligation to appoint them.

78.2         So long as Valor beneficially holds, directly or indirectly, or together with (i) its manager, managing member, officer or director, (ii) its members, (iii) any Person who, directly or indirectly, controls, is controlled by, or is under common control with Valor, including any fund now or hereafter existing that is controlled by one or more general partners, managers, managing members or investment advisers of, or shares the same management company or investment adviser with, Valor (each of the foregoing (i), (ii) and (iii), a “Valor Affiliate” and collectively, “Valor Affiliates”), at least 10% of the issued and outstanding share capital of the Company (for the avoidance of any doubt, including by means of holding (through bank, broker, depository other nominee of otherwise) American Depositary Shares), Valor shall have the right to designate one nominee to the Board of Directors. So long as Valor beneficially holds, directly or indirectly, or together with Valor Affiliates, at least 20% of the issued and outstanding share capital of the Company (for the avoidance of any doubt, including by means of holding (through bank, broker, depository other nominee of otherwise) American Depositary Shares), Valor shall have the right to designate an additional nominee (i.e., a total of 2 nominees) to the Board of Directors (the “Valor Designee(s)”).

78.3        At Valor’s request, or immediately upon the occurrence of any of the instances detailed in Article 82 below, the Company shall promptly take all actions reasonably necessary to ensure that the appropriate number of Valor Designee(s) are represented at the Board of Directors, including the appointment of such Valor Designee(s) to the Board of Directors pursuant to Article 80 below and the calling of a special meeting of the Company’s shareholders as promptly as practicable after request therefor is made by Valor.

78.4         Except as required by applicable law, the Company’s Board of Directors shall not take any action to remove from his or her office or replace any Valor Designee, provided, however, that in the event that the Company shall take, or be required to take, any action which may cause Valor and the Valor Affiliates to beneficially own, directly or indirectly, less than 20% or 10%, as the case may be, of the Company’s issued and outstanding share capital (for the avoidance of any doubt, including by means of holding (through bank, broker, depository other nominee of otherwise) American Depositary Shares), the Company shall give Valor a written notice promptly following such action in reasonable detail (the “Dilution Notice”). In the event that after the lapse of a 60 trading day period following such Dilution Notice, Valor and the Valor Affiliates beneficially own, directly or indirectly, less than 20% or 10%, as the case may be, of the Company’s issued and outstanding share capital (for the avoidance of any doubt, including by means of holding (through bank, broker, depository other nominee of otherwise) American Depositary Shares), the board seat of the applicable Valor Designee(s) appointed in accordance with Article 78.2, shall automatically terminate. Notwithstanding the foregoing, Valor’s rights to designate one or two Valor Designee(s), as the case may be, to the Board of Directors, and the Company’s obligations in connection thereto, as provided in these Articles, shall be immediately reinstated once Valor and the Valor Affiliates beneficially own, directly or indirectly, at least 10% or 20%, as the case may be, of the Company’s issued and outstanding share capital (for the avoidance of any doubt, including by means of holding (through bank, broker, depository other nominee of otherwise) American Depositary Shares) in accordance with Article 78.2; and (ii) in the event that Valor and the Valor Affiliates shall beneficially own, directly or indirectly, less than 20% or 10%, as the case may be, of the Company’s issued and outstanding share capital (for the avoidance of any doubt, including by means of holding (through bank, broker, depository other nominee of otherwise) American Depositary Shares) due to a sale initiated by Valor or Valor Affiliates of the Company’s share capital or American Depositary Shares held by Valor or Valor Affiliates (“Relevant Sale”), then the board seat of the applicable Valor Designee(s) appointed in accordance with Article 78.2 shall automatically terminate and shall not be reinstated. Valor shall notify the Company in writing promptly following such Relevant Sale in reasonable detail.

78.5         Valor shall have the right to the fullest extent permissible by applicable law, to cause the Company’s Board of Directors to remove any Valor Designee. Without derogative from the foregoing, Valor shall have the right to the fullest extent permissible by applicable law to require the Company not to include and remove in its notice of general meeting, proxy statement and proxy card (or any equivalent thereof) and/or recommend to the Company’s shareholders to vote against, the appointment of any person nominated to the Board of Directors to replace any Valor Designee at any time. In the event any Valor Designee ceases to be a member of the Board of Directors for any reason (other than in connection with a reduction in the number that Valor is entitled to designate pursuant to Article 78.4 above), the Board of Directors shall promptly appoint an alternate member of the Board of Directors designated by Valor to fill such vacancy and appoint such Valor Designee to all committees on which the prior Valor Designee served.

78.6         Other than the Valor Designee(s), Valor shall not, directly or indirectly, propose to the general meeting of the shareholders, any additional member (whether affiliated to Valor or any other person) to the Board of Directors unless it proposes a special tender offer (as required under Israeli Companies Law) following which it would hold more than 45% of the voting rights of the Company.

79.                               With the exception of directors who served in the Company up until the date of the annual meeting and/or parties upon whom the Board of Directors of the Company recommended their appointment as director before the general meeting~~,~~ and/or Valor Designee(s), no director will be appointed at the annual meeting, unless a shareholder in the Company who holds at least 1% of the Company’s share capital, who is seeking to propose him as a candidate, shall submit to the office at least 45 (forty-five) days prior to the convening of the annual meeting, a document in writing signed by the shareholder notifying of the intent of the shareholder to propose the candidate for appointment as director, with the consent in writing of the candidate attached to this document to serve as a director together with his resume, as stated in Article 52.3 above.

80.                               ~~The~~Subject to the following sentence in this Article 80, the Board of Directors shall appoint up to two (2) directors whose term of office will expire on the date of the next following annual meeting, provided that they may be reappointed by the Board of Directors according to this Article for one additional term of office, provided that they may be reappointed by the annual meeting (subject to Article 78 above). Notwithstanding the foregoing, in the event that Valor is entitled to designate Valor Designee(s) to the Board of Directors and any such Valor Designee(s) have not been appointed to the Board of Directors by the Company’s shareholders or otherwise, the Board of Directors shall promptly take all required action in order to appoint such Valor Designee(s) to the Board of Directors pursuant to the terms of this Article 80.

81.                               ~~The~~Subject to Valor’s rights under Articles 78 and 80 above, the general meeting or the Board of Directors is entitled to determine that the service of a director appointed by them, as the case may be, shall commence at a later date from the date of the resolution upon his appointment.

82.                               Notwithstanding that stated above but subject however to Valor’s rights under Articles 78 and 80 above, the general meeting is entitled at any time to remove a director from his position, with the exception of an external director (regarding which there shall apply the provisions of the Companies Law) prior to the end of his period of service, and provided that the director is granted a reasonable opportunity to present his position before the general meeting. Any general meeting may, subject however to Valor’s rights under Articles 78 and 80 above, by ordinary majority, appoint in the stead of a director who was removed from his position as stated above, some other party as director, and provided that the recommendation of a shareholder was given as stated in Clause 79 above.

   The position of a director shall be vacated automatically in any one of the following instances:

82.1.                     Resignation.

82.2.                     Declaration of bankruptcy.

82.3.                     Conviction of a crime as stated in Article 232 of the Law.

82.4.                     If the director is a corporation which has resolved voluntary liquidation, or an order for liquidation has been issued against it.

82.5.                     Per a decision of the court as stated in Article 233 of the Law.

82.6.                     Declaration of legal incompetency.

82.7.                     If his term was automatically terminated in accordance with the law.

82.8.                     Death.

83.                               If the position of the director is vacated, the Board of Directors may continue to operate in every matter so long as the number of directors is not less than the minimum number of directors determined in Clause 77 above.

    ~~For~~If the number of directors is less than the minimum, for so long as the general meeting was not convened, the Board of Directors shall not be entitled to act upon ~~manners~~matters which may be postponed, up to the date of the convening of the general meeting for the appointment of the directors.

84.                               A director may resign by submission of notice to the Board of Directors, to the chairman of the Board of Directors or the Company, as required in the Companies Law.  The resignation shall be valid on the date of the delivery of the notice. Unless the notice determines a later date.  A director will provide the reasons for his resignation.

85.                               Subject to the provisions of the Companies Law, the Company is entitled to pay directors remuneration for fulfillment of their position as directors.

86.

86.1.                     A director may appoint an alternate (hereinafter: “Alternate director’’).  Notwithstanding that stated above, a party not eligible to be appointed as a director will not be appointed nor serve as an alternate director, nor shall a serving director in the Company or a serving alternate director.

    A serving director may be appointed as an alternate director for a membership in a Board of Directors committee, and provided that at the date of appointment as an alternate director to a member of a committee, he does not serve as a member of such Board of Directors committee and if he is an alternate director to an external director, the candidate will be an external director with accounting and financial expertise or professional competency, in accordance with the competency of the director being replaced.

86.2.                     An alternate director shall be equivalent to the director whom he replaces, and shall be entitled to be present at members of the Board of Directors and/or committees of the Board of Directors, to participate and to vote therein as it was entitled to be director who appointed him.  Notwithstanding that stated, the Company shall not pay remuneration to an alternate director.

86.3.                     A director who appointed an alternate director may, subject to the provisions of the law, cancel the appointment at any time.  Additionally, the position of the alternate directors shall be vacated at any time when the position of the director who appointed the alternate director shall be vacated in any manner.

86.4.                     Any appointment or cancellation of an alternate director as stated above, will be by notice in writing delivered to the alternate director and to the Company, and will be valid after delivery of the deed of appointment, or deed of cancellation as stated or at the time determined in the deed of appointment or deed of cancellation, the later of these, and if a period was not determined in the deed of appointment, the period shall be congruent with the period of service of the appointing director.

External Directors

87.                               At least two external directors shall serve in the Company, to the extent there is an obligation to appoint them, and the provisions determined in the Companies Law shall apply in this matter.

Authorities of the Directors and their Duties

88.                               The directors shall have all of the authorities and the powers granted to them in accordance with these Articles, in accordance with the Companies Law and applicable law.

89.                               Without detracting from the provisions of these Articles, the Board of Directors shall direct the policies of the Company and shall oversee performance of the positions of the CEO and his activities, and including:

89.1.                     Shall determine the action plans of the Company, principles for the financing thereof and priorities among them.

89.2.                     Shall examine the financial state of the Company, determine the credit framework which the Company may take.

89.3.                     Shall determine the organizational structure and the wage policy.

89.4.                     May decide upon the issue of a series of bonds.

89.5.                     Is responsible for preparation and approval of financial reports as stated in Article 171 of the Companies Law.

89.6.                     Will report to the annual meeting upon the state of affairs of the Company and its business results as stated in Article 173 of the Companies Law.

89.7.                     Will appoint and dismiss the CEO.

89.8.                     Will decide upon actions and transactions requiring its approval under these Articles or the provisions of Articles 255 and 268 through 275 of the Companies Law.

89.9.                     May allot shares and securities convertible into shares up to the limit of the registered share capital of the Company.

89.10.              May resolve upon distribution of dividend, interim dividend or distribution of bonus shares as the case may be.

89.11.              May resolve upon a significant acquisition as per the definition of this term in Article 1 of the Companies Law, from all of the shareholders of the Company or part thereof or any of them, at its discretion.

89.12.              Will express its opinion upon a special purchase offer as stated in Article 328 of the Companies Law.

89.13.              Will determine the minimum number of directors required in the Board of Directors, who must have financing and accounting expertise, as per the definition thereof under Article 240 of the Companies Law.  The Board of Directors will determine the minimum number as stated taking into account, inter alia, the type of Company, its size, the scope of activity and complexity of operations, subject to the number of directors determined under Clause 77 above.

   The authorities of the Board of Directors under this clause may not be delegated to the CEO, save as specified in Clause 39.2(2).

90.                               The Board of Directors may exercise any authority of the Company not accorded by law or in these Articles to some other organ.

91.

91.1.                     The Board of Directors may resolve that authorities granted to the CEO will be transferred to its own authority, and all for a certain purpose or certain period of time.

91.2.                     Without detracting from that stated above, the Board of Directors may direct the CEO how to operate with regard to a certain matter.  If the CEO shall fail to fulfill the instructions, the Board of Directors may exercise the authorities required for performance of the instruction in his stead.

91.3.                     If the CEO was precluded from exercising his authorities, the Board of Directors may do so in his stead.

92.                               Subject to the provisions of the Companies Law, the Board of Directors may delegate any of the authorities of the CEO to an officer in the Company or some other person.  Delegation of authorities of the Board of Directors may be for a certain matter or a certain period of time, and all at the discretion of the Board of Directors.

Receiving of Credit and Granting of Guarantees and Collateral

93.                               Without detracting from any of the authorities accorded to the Board of Directors under these Articles, the Board of Directors may from time to time at its discretion resolve upon:

93.1                        Receiving of credit by the Company in any amount and the securing of its discharge in the manner it shall deem proper:

93.2.                     The granting of a guarantee, collateral and any type of security.

93.3.                     The issue of a series of bonds, including capital notes or deeds of undertaking, including debentures, capital notes or deeds of undertaking which are convertible or maybe exercised into shares, and to determine the terms thereof, to pledge its property, in whole or in part, in the present or in the future, whether by floating charge or fixed charge.  Bonds, capital notes, deeds of undertaking or other securities as stated above may be issued at a discount or at a premium and in any other manner, with deferred rights or special rights and/or preferred rights and/or other rights and all as determined by the Board of Directors at its discretion.

94.                               That stated in Clause 93 above does not negate the authorities of the CEO or any party appointed therefore to resolve upon the receiving of credit by the Company and/or the issue of collateral by the Company within the limits of the credits and the collateral determined by the Board of Directors.

Committees of the Board of Directors

95.                               Subject to the provisions of the Companies Law, the Board of Directors may as it deems proper, establish committees of two or more members,  appoint members from out of the members of the Board of Directors (hereinafter: “ Board of Directors committee”), and to delegate to the Board of Directors committee its authorities, in whole or in part.

    In a Board of Directors committee to which the Board of Directors has delegated any of its authorities, only members of the Board of Directors may serve.  In a Board of Directors committee whose function is to advise the Board of Directors or recommend only, parties who are not members of the Board of Directors may serve.

    Notwithstanding that stated above, in the following matters, the Board of Directors may not delegate any of its authorities to a Board of Directors committee, but rather shall be entitled to establish committees for recommendation only:

95.1.                     Determination of general policies of the Company.

95.2.                     Distribution, save for the purchase of shares of the Company in accordance with a framework determined in advance by the Board of Directors.

95.3.                     Determination of the position of the Board of Directors on a matter requiring approval of the general meeting or the issue of an opinion on the profitability of a special purchase offer, as stated in Article 329 of the Companies Law.

95.4.                     Appointment of directors.

95.5.                     Issue or allotment of shares or of securities convertible into shares or which may be exercised into shares, or a series of bonds, save as specified in Clause 39.2 above.

95.6.                     Approval of financial reports.

95.7.                     Approval of transactions and actions requiring approval of the Board of Directors under the provisions of Articles 255 and 268 through 275 of the Companies Law.

96.                               A resolution passed or an action carried out by a Board of Directors committee, is deemed a resolution passed or an action carried out by the Board of Directors save if determined explicitly otherwise by the Board of Directors, for a certain matter or for a certain committee.  The Board of Directors may from time to time expand, reduce or cancel the delegation of authorities to a Board of Directors committee, but the reduction or cancellation as stated shall not prejudice the validity of a resolution of the committee according to which the Company has acted as towards some other person who was unaware of the cancellation.

97.

97.1.                     The legal quorum for the opening of a Board of Directors committee shall be two committee members who are serving at the time of the meeting, or their alternates, unless determined otherwise by the Board of Directors.

97.2.                     The general provisions of these Articles with regard to the operation of the Board of Directors shall apply, mutatis mutandis, also upon the Board of Directors committees so long as they have not been replaced by directives issued by the Board of Directors for such matter, and all subject to the provisions of the Companies Law.

97.3.                     The Board of Directors committee shall report to the Board of Directors continuously upon its resolutions or recommendations.

98.

98.1.                     The Board of Directors will appoint an audit committee from amongst its members.  The number of members of the audit committee shall not be less than three and all of the external directors (to the extent there is an obligation to appoint them) shall be members therein.  The following shall not be members of the audit committee:  The chairman of the Board of Directors, any director employed by the Company or routinely providing services to it, and a controlling interest in the Company or his relation.

98.2.                     The functions of the audit committee shall be as determined in the Companies Law including any other function imposed upon it by the Board of Directors.

Actions of the Board of Directors

99.                               Subject to the provisions of these Articles, the Board of Directors may convene for purposes of performance of its functions and postpone its meetings and regulate its activities and deliberations as it shall deem fit.

100.                        The Board of Directors will appoint one of its members as chairman of the Board of Directors (hereinafter “Chairman of the Board of Directors” ).  The Board of Directors may appoint one or more of its members as deputy chairman of the Board of Directors who shall serve as replacement chairman in his absence.  The Board of Directors may determine the period for which the chairman and his deputies shall serve.  In the absence of such determination, the chairman of the Board of Directors and his deputies shall serve for so long as they serve as directors and no resolution has been passed by the Board of Directors of the Company upon their replacement.

101.                        The chairman of the Board of Directors shall chair meetings of the Board of Directors and shall conduct them.  If the chairman of the Board of Directors is absent from a meeting of the Board of Directors, in accordance with a notice delivered in advance, or has failed to appear to a meeting of the Board of Directors within 15 minutes from the date determined for the meeting (hereinafter:  “absence” ), then the deputy chairman of the Board of Directors shall chair the meeting (if one was appointed).  In the absence of both the chairman of the Board of Directors and his deputy from the meeting, members of the Board of Directors who are present will elect one of their members as chairman of the meeting.

102.                        The Board of Directors will convene as per the requirements of the Company, and at least once every three months.

103.                        The chairman of the Board of Directors may convene the Board of Directors at any time, and determine the place and the date for the meeting of the Board of Directors.

104.                        Without detracting from that stated above, the chairman of the Board of Directors shall be required to convene the Board of Directors upon the occurrence of one of the following:

104.1.              Receiving a demand for convening of the Board of Directors from at least two directors, for deliberation upon a matter which shall be specified in their demand, and if there are five directors in the Company (or less), a demand for convening of the Board of Directors from at least one director shall suffice for conducting of a discussion on the matter specified in his demand.

104.2.              Receiving notice or report of the CEO which requires an action of the Board of Directors.

104.3.              Receiving notice from the auditing accountant of material defects in the accounting auditing of the Company.

105.                        Upon receipt of the notice or report as stated, the chairman of the Board of Directors shall convene the Board of Directors, without delay, not later than the passage of 14 days from the date of the demand, report or notice, as the case may be.

105.1.              Notice in advance of the convening of the Board of Directors shall be provided to each of the members of the Board of Directors three days prior to the date of the meeting.

105.2.              Notwithstanding that stated above, the Board of Directors may, at the consent of all of the directors, convene for a meeting without notice.

106.                        The agenda of meetings of the Board of Directors will be determined by the chairman of the Board of Directors and shall include:

106.1.              Matters determined by the chairman of the Board of Directors.

106.2.              Matters determined as stated in Clause 104 above.

106.3.              Any matter which a director or the CEO has requested of the chairman of the Board of Directors, a reasonable time prior to the convening of the meeting of the Board of Directors, to be included in the agenda (hereinafter:  “ the agenda ”).

107.                        The notice of the convening of the Board of Directors shall indicate the date of the meeting, its location and reasonable details of the matters to be discussed at the meeting, in accordance with the agenda.  The notice may be in writing and it may be oral.

108.                        Notice of a meeting of the Board of Directors, if the notice is delivered in writing, shall be delivered to the address which the director provided to the Company in advance save if the director has requested that the notice be delivered to him at some other location or if he has consented to its delivery at some other location.

109.                        The legal quorum for the opening of a meeting of the Board of Directors shall be a majority of the members of the Board of Directors serving at the time of the meeting and entitled to participate therein, themselves or their alternates.

    In the absence of a legal quorum upon the passage of half of an hour from the time determined for the meeting of the Board of Directors, the meeting shall be postponed for 48 hours.  At a postponed meeting as stated in the absence of a legal quorum within half of an hour from the convening, the directors who are present and entitled to vote shall constitute the legal quorum.

110.

110.1.              In a vote in the Board of Directors, each director shall have one vote.  Resolutions of the Board of Directors shall be passed by a majority of the votes of the directors present at the meeting and voting therein, without taking into account abstentions.  The chairman of the Board of Directors shall not have a decisive vote in the event of a tie.

110.2.              In the event of tied votes, the proposed resolution upon which the members of the Board of Directors have voted shall be deemed rejected.

111.                        The Board of Directors may conduct meetings by any means of communication and provided that all of the directors participating can hear each other simultaneously.  The Board of Directors may regulate the manner and the methods for the conduct of its meetings by means of communication.

112.                        The Board of Directors may pass resolution even without actually convening, and provided that all of the directors entitled to participate in the deliberation and to vote upon the matter presented for resolution, have consented to the resolution and have signed thereupon (or on separate copies thereof, including by means of facsimile).  A resolution passed in such manner shall be valid for all intents and purposes as though it was passed at a meeting of the Board of Directors, which was convened and conducted lawfully.

Minutes

113.                        The Board of Directors shall ensure that minutes shall be held of the proceedings and the meetings of the Board of Directors.  The minutes shall be recorded in books prepared for such purpose and shall include, inter alia, the following details:

113.1.              The names of the participating directors and other parties present of every meeting of the Board of Directors.

113.2.              The matters discussed at the meeting of the Board of Directors and the resolutions passed.

    Each minutes shall be signed by the chairman of the Board of Directors or by the chairman of the meeting, as the case may be.  Minutes which are signed and approved as stated shall serve as prima facie evidence to the content thereof.

114.                        The provisions of Clause 113 above shall apply also to the meetings of the Board of Directors committees and the passage of resolutions of the Board of Directors without convening, as stated in Clause 112 above.

The CEO

115.                        The Board of Directors shall appoint from time to time a CEO for the Company, and is entitled to appoint more than one CEO (each one of these shall hereinafter be called: CEO ).  The Board of Directors is also entitled to dismiss the CEO or to replace him at any time it deems proper.

116.                        The CEO is not required to be a shareholder in the Company nor must he be a director.

117.                        The CEO is responsible for the continuous management of the affairs of the Company, in the framework of the policy determined by the Board of Directors and subject to its directives.

118.                        The CEO shall have all of the authorities of management and execution not granted at law or in these Articles or by virtue thereof to some other organ of the Company with the exception of authorities as stated which shall be transferred from him to the Board of Directors in accordance with the provisions of Clause 91.1 above, if they shall be transferred.  The CEO shall be subordinate to the Board of Directors.

119.                        Subject to the provisions of the Companies Law and these Articles, the Board of Directors may from time to time deliver and grant to the CEO authorities belonging to the Board of Directors under these Articles, as it shall deem fit, and it is entitled to grant any of these authorities for such period, such purpose and under such terms and limitations as the Board of Directors shall deem appropriate, and the Board of Directors is entitled to grant these authorities, both without relinquishing its authority in the matter or in their stead or subordinates to them, in whole or in part, and is entitled from time to time to cancel, suspend and change these authorities, in whole or in part.

120.                        Without detracting from that stated in Article 127 and 129 below, the CEO is entitled, with the approval of the Board of Directors, to delegate any of his authorities to other/s, subordinate to him.  Approval of the Board of Directors as mentioned may be granted generally or for a specific matter.

121.                        Without detracting from the provisions of the Companies Law and applicable law, the CEO will submit to the Board of Directors reports on matters, at times and at a scope as determined by the Board of Directors, whether in a specific resolution or in the framework of the procedures of the Board of Directors.

122.                        The wage of the CEO may be paid as a salary, or commission or participation in the profit or the granting of securities or the rights to purchase these, or in any other manner.

Validity of Actions and Approval of Transactions

123.                        Subject to the provisions of applicable law, all of the actions taken by the Board of Directors or by a Board of Directors committee or by any person acting as director or member of a Board of Directors committee or by an officer, as the case may be - shall be valid even if it evolves thereafter that there was some defect in the appointment of the director, Board of Directors committee, director who is a member of the committee or officer, as the case may be, or that any of the officers mentioned was prohibited from serving in such position.

124.

124.1                 Subject to the provisions of the Companies Law, the holding of shares in the Company and the service as an officer in the Company whilst being a party at interest or an officer in any other corporation, including a corporation in which the Company is a party at interest or a shareholder in the Company, shall not preclude an officer from being an officer in the Company.  Additionally, an officer shall not be precluded from being an officer in the Company due to his engagement or subsequent to the engagement of any corporation as stated above, in a contract with the Company in any matter or manner whatsoever.

124.2                 Subject to the provisions of the Companies Law, the service of a person as an officer in the Company shall not preclude him and/or his relations and/or some other corporation in which he is a party at interest, from engaging with the Company in transactions in which the officer has a personal interest in any manner whatsoever.

124.3                 Subject to the provisions of the Companies Law, an officer shall be entitled to participate and to vote in deliberations with regard to approval of transactions or actions in which he has a personal interest.

125.                        Subject to the provisions of the Companies Law, a transaction of the Company with some other person in whom the officer in the Company has a personal interest, and which are not extraordinary transactions, will be approved as follows:

125.1                 Engagement as stated above in a transaction which is not extraordinary shall be approved by the Board of Directors or by some other party (including the audit committee of the Company) authorized therefor by the Board of Directors, whether in a specific resolution or in the framework of the procedures of the Board of Directors, whether by general agreement or by agreement to a certain type of transactions or a specific transaction.

125.2                 Approval of transactions which are not extraordinary as stated above may be made by general approval for a certain type of transaction or approval for a specific transaction.

126.                        Subject to the provisions of the Companies Law, general notice issued to the Board of Directors by an officer or a controlling interest in the Company with regard to his personal interest in a certain body, with details of his personal interest, shall constitute disclosure by the officer or the controlling interest, to the Company, with regard to his personal interest as stated for purposes of any engagement with the aforementioned body, or an engagement in which the aforementioned body has a personal interest.

Signature on behalf of the Company

127.                        Subject to the provisions of the Companies Law and these Articles, the Board of Directors may authorize any party to act and to sign on behalf of the Company, whether himself or some other person, generally or on certain matters.

128.                        The Company shall have a stamp bearing the name of the Company.  A signature upon a document shall not bind the Company save if it was signed by those authorized to sign on behalf of the Company together with the stamp of the Company or its printed name.

Appointment of Legal Representatives

129.                        Subject to the provisions of the Companies Law, the Board of Directors is entitled at any time to grant a power of attorney to any person to legally represent the Company for such purposes and with such authorities and discretion and for such period of time and subject to such terms and all as the Board of Directors shall deem fit.

    The Board of Directors will be entitled to grant to such person, inter alia, authorities to transfer to some other, fully or partially, the authorities and powers and discretion granted to him.

Exemption, Indemnification and Insurance

130.                        Subject to the provisions of the Companies Law, the Company is entitled to exempt an officer from liability, in whole or in part, due to damage for breach of the duty of caution towards it.  However, a Company may not exempt a director in advance from his liability towards it due to breach of the duty of caution upon distribution.

131.                        Subject to the provisions of the Companies Law and the Securities Law, the Company may engage in a contract to insure the liability of its officer, for liability imposed upon him due to an act carried out by virtue of his position as an officer, in any one of the following:

131.1.              Breach of the duty of caution towards the Company or towards some other person.

131.2.              Breach of the fiduciary duty towards the Company and provided that the officer acted in good faith and had reasonable cause to assume that the actions shall not harm the welfare of the Company.

131.3.              Monetary liabilities imposed upon him in favor of some other person including payments to the victim of the breach as stated in Article 52nd (a)(1)(a) of this security’s law.

131.4.              Any other event for which it is permitted and/or shall be permitted to insure the liability of an officer including for expenses made in connection with proceedings conducted against him (as defined in Article 56h (a)(1) of the Securities Law) including reasonable litigation expenses and including lawyers professional fees.

132.                        Subject to the provisions of the Companies Law and the Securities Law -

132.1.              The Company is entitled to provide an undertaking in advance to indemnify its officers for liability or expense as stated in Clause 133 below, in any of the following (hereinafter:  “ undertaking for indemnification ”):

(a)                                 As specified in Clause 133.1 below and provided that the undertaking for indemnification will be limited to events which in the opinion of the Board of Directors are anticipated in light of the activity of the Company in practice at the time of the issue of the undertaking for indemnification and to an amount or a criteria which the Board of Directors has determined are reasonable in the circumstances and that in the undertaking for indemnification, there shall be indicated the events which in the opinion of the Board of Directors are anticipated in light of the activity of the Company in practice at the time of the issue of the undertaking and the amount or criteria which the Board of Directors has determined are reasonable in the circumstances.

(b)                                 As specified in Clause 133.2 or 133.3 below.

132.2.              Without detracting from that stated in Clause 132.1 above, the Company is entitled to indemnify an officer therein retroactively, due to a liability or an expense as stated in Clause 133 below which was imposed upon him due to an action taken as an officer in the Company.

133.                        An undertaking for indemnification or indemnification as stated in Clause 132 above, may be granted due to liability or expense as specified in sub Clauses 133.1 to 133.4 below, which were imposed upon the officer or which he expended due to an action taken by virtue of being an officer in the Company, as follows:

133.1.              A monetary liability imposed upon him in favor of some other party by a judgment, including a judgment issued in a settlement or an arbitrator’s judgment approved by a court, for payment to the injured party of a breach as stated in article 52ns (a)(1)(a) of the Security’s law.

133.2.              Reasonable litigation expenses including attorney’s professional fees which the officer expended due to investigation or proceedings conducted against him by an authority entitled to conduct an investigation or proceedings and which ended without submission of an indictment against him and without monetary liabilities imposed upon him as an alternative to a criminal proceeding or which ended without submission of an indictment against him or the imposition of monetary liability as an alternative to criminal proceedings for a crime which does not require the proof of mens rea ; in this paragraph -

   Termination of proceedings without submission of an indictment in the matter in which a criminal investigation was commenced - means the closing of the case as per Article 62 of the Criminal Procedural Law (combined version) - 1982 (in this sub-clause - the Criminal Procedural Law) or a stay of proceedings by the Attorney General under Article 231 of the Criminal Procedural Regulations.

   “Monetary liability as an alternative to criminal proceedings” - monetary liability imposed at law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Crimes Law - 1985, a fine for a crime determined as a fine-crime under the provisions of the Criminal Procedural Regulations, and administrative fine or ransom.

133.3.              Reasonable litigation expenses, including lawyers professional fees, which the officer expended or was obligated by the court, in proceedings commenced against him by the Company or in its name or by some other person, or a criminal indictment from which he was acquitted or a criminal indictment in which he was convicted of a crime which does not require the proof of mens rea.

133.4.              Any other liability or expense for which indemnification of an officer is and/or shall be permitted.

133.5.              An expense made in connection with proceedings under Section H3, H4 or I1 of the Securities Law, including reasonable litigation expenses and lawyer’s professional fees.

134.                        Subject to the provisions of the Companies Law, nothing in the provisions of these Articles shall limit the Company in any manner in connection with its engagement in an insurance contract or in connection with the granting of an exemption or indemnification:

134.1.              In connection with an officer in the Company or a director in another Company, to such extent as the insurance, exemption or indemnification are not prohibited under any law.

134.2.              In connection with parties who are not officers in the Company or directors in another Company, including but without detracting from the generality of that stated above, employees, contractors or advisers.

134A.               The maximum amount of indemnification that the Company will pay to all officers who receive a letter of indemnity from the Company (in addition to the amounts received from an insurance company, if received, under directors and officers liability insurance purchased by the Company, if purchased), in the aggregate for one event or more, shall not exceed the greater of the following: (i) an amount that constitutes 25% of the Company’s shareholders’ equity after excluding the minority interest, on the actual payment date of the indemnification; and (ii) US $10 million, and if the Company lists for trade on a stock exchange outside of Israel - US $20 million.

Dividends, Funds, and Amortization of Funds and Profits

135.                        The Board of Directors may, prior to resolving upon distribution of dividend, as stated in clause 137 above, allocate from the within the profits, certain amounts as they shall deem fit and subject to any law, to a general fund or to a fund reserved for distribution of dividend, for distribution of bonus shares or some other purpose, as shall be determined by the Board of Directors at its discretion.  The Board of Directors of the Company may, prior to resolving upon distribution of dividend, allot from within the profits certain amounts, as which shall be in fit, to a general fund or to a fund reserved for any purpose, as the Board of Directors shall determine at its discretion.  In accordance with the discretion of the Board of Directors, profits of the Company which the Board of Directors has not resolved to distribute as dividend shall be transferred to the following year.

136.                        Until use is made of the aforementioned funds, the Board of Directors may invest the amounts allotted as stated above and the funds, in any investment, as it shall deem fit, and to handle such investments, to change them or to make any other use thereof, and is entitled to distribute the reserved fund into special funds and to use each fund or part thereof for purposes of the business of the Company, without maintaining it separate from the remainder of the assets of the Company, all according to the discretion of the Board of Directors and the terms it shall determine.

137.                        Subject to the provisions of the Companies Law, the Board of Directors may resolve upon distribution of dividend.  The Board of Directors resolving upon distribution of dividend may resolve that the dividend shall be paid, in whole and in part, in cash or in kind, and including this in securities or any other manner, at its discretion.

138.

138.1.

(A)                              Subject to the provisions of the Companies Law, the Board of Directors may resolve upon the allotment of bonus shares, and to convert into share capital as per the definition thereof in Article 302(b) of the Companies Law, some of the profits of the Company derived from shares or from a premium on shares or from any other source included in the shareholders capital, indicated in its last financial reports, in an amount determined by the Board of Directors and which shall not be less than the nominal value of the bonus shares.

(B)                               A Board of Directors resolving upon the allotment of bonus shares, shall determine whether they shall be of one class only for all shareholders without taking into account the class of shares held by them or for each shareholder as stated there shall be distributed bonus shares of the same class in respect of each class of shares held by him.

(C)                               Bonus shares which shall be allotted under this clause shall be deemed as fully paid up.

138.2                 A Board of Directors resolving upon allotment of bonus shares may resolve that the Company shall transfer to a special fund designated for distribution of bonus shares in the future, such amounts that the conversion thereof into share capital shall suffice to allot to whomever shall, at such time for any reason, be entitled to purchase shares in the Company (including rights which may be implemented only at a later date), bonus shares which shall be due to him, had he exercised the right to purchase shares on the eve of the determining date for the right to receive the bonus shares (in this clause - “ the determining date ”).  In the event that after the determining date a holder of a right as stated shall exercise his right to purchase shares or part thereof, the Company shall allot bonus shares to him with a nominal value and which are due to him had he exercised the right to purchase shares which he actually purchased, on the eve of the determining date, and this by the conversion into share capital of the special fund as mentioned.  Bonus shares shall accord the owners thereof participation and distribution of dividends in cash or bonus shares starting on the date determined by the Board of Directors.  With regard to determination of the amount which shall be transferred to the special fund as stated, any amounts transferred to such fund in respect of previous distributions of bonus shares shall be viewed as already amortized and that shares have already allotted from it, which grant bonus shares to the holders of the right to purchase shares.

139.                        Subject to the rights ancillary to the classes of shares issued by the Company and the provisions of these Articles, a dividend or a bonus share shall be distributed to the shareholders proportionally to the nominal value of each share, without taking into account any premium which was paid thereupon.

140.                        In order to execute a resolution regarding distribution of dividend or allotment of bonus shares, the Board of Directors is entitled:

140.1                 To resolve at its discretion any difficulty which shall arise in connection therewith and to adopt all of the steps it deems proper to overcome such difficulty.

140.2                 To resolve that fractions lower than a certain amount determined by the Board of Directors shall not be taken into account for adjustment of the right of the shareholders or to sell fractions of shares and to pay the consideration for them (net) to those entitled to them.

140.3                 To authorize to sign on behalf of the shareholders upon any contract or other documents required for the validity of the allotment and or distribution, and particularly to authorize to sign and submit for registration a document in writing as stated in Article 291 of the Companies Law.

140.4                 To determine the value of certain assets which shall be distributed and to decide that payments in cash will be paid to shareholders on the basis of the value which was determined.

140.5                 To grant cash or certain assets to trustees in favor of parties entitled thereto, as shall seem practical in view of the Board of Directors.

140.6                 To make any arrangement or other arrangement which shall be required in the opinion of the Board of Directors to enable the allotment or distribution, as the case may be.

141.                        Dividend or other benefit in respective shares shall not bear interest or linkage differences.

142.                        The Board of Directors may delay any dividend or bonus shares or other benefits in respect of a share for which the consideration determined therefor, in whole or in part, was not paid to the Company, and to collect any amount as stated or consideration which shall be received from the sale of any bonus shares or other benefits, on account of the debt or liability in respect of the aforementioned share, this, whether the aforementioned share is owned exclusively by the shareholder in debt or jointly with other shareholders.

143.                        The Board of Directors may delay any dividend or bonus share or other benefit in respect of a share to which a person is entitled to be registered as its owner in the registry or is entitled to transfer it, under clauses 28 or 30 above, as the case may be, until such person shall be registered as the owner of the share or until he shall transfer it at law, as the case may be.

144.                        The Board of Directors may determine from time to time the manner of the payment of the dividend or allotment of bonus shares or their transfer to those entitled and instructions, procedures and arrangements in connection therewith, both with regard to the registered shareholders and non-registered shareholders.  Without detracting from the generality of that stated above, the Board of Directors is entitled to determine as follows:

144.1.

(A)                              Subject to that stated in sub-clause (B) below, a dividend or funds which shall be distributed to registered shareholders shall be paid to the registered shareholder by the dispatch of a check by post to his address as shall be registered in registry of shareholders, or in the instance of jointly registered owners of the share, to the party whose name appears first in the registry of shareholders regarding such share.  Every dispatch of a check as stated shall be made at the risk of the registered shareholder.  Without detracting from that stated above, the Board of Directors may determine that a dividend amount less than a certain amounts determined by the Board of Directors shall not be sent by check as stated, and there shall apply to it the provisions of sub-clause (B) below.

(B)                               The Board of Directors may determine that the payment of dividend or funds which are distributed to the registered shareholders, may be made at the office or any other place determined by the Board of Directors.

144.2.              Dividends distributed to non-registered shareholders shall be transferred to such shareholders by means of a company for registration or any other means determined by the Board of Directors.

145.                        If two or more persons are jointly registered for a share in the registry of shareholders, each of them is entitled to issue a valid receipt for any dividend, share or other security, or other funds or benefits due in respect of the share.

Documents of the Company

146.

146.1.              Shareholders shall have a right to view documents of the Company specified in Articles 184 of the Companies Law, upon fulfillment of the conditions determined therefor.

146.2.              Shareholders shall not have a right to view documents of the Company or any part of them save if they were granted a right as stated, under statute or under these Articles or if they were permitted so to do by the Board of Directors as stated in Clause 146.1 above.

147.                        Subject to the provisions of applicable law, any book, record or registry which the Company must maintain in accordance with the law or these Articles, will be maintained using technical or other means as decided by the Board of Directors.

Financial Reports

148.                        The financial reports of the Company shall be signed by the party authorized therefor by the Board of Directors, as required at law.

Auditing Accountant

149.                        The auditing accountant or the auditing accountants shall be appointed at every annual meeting and shall serve in their position until the end of the following annual meeting.

150.

150.1.              The Board of Directors shall determine the wage for the audit activity of the auditing accountant appointed by the Company, at the discretion of the Board of Directors.

150.2.              The wage of the auditing accountant for additional services to the Company which are not auditing service, shall be determined by the Board of Directors at its discretion.

Notices

151.                        The provision of notices or delivery of documents to shareholders and a company for registration, in accordance with the provisions of the law or these Articles, shall be in such manners indicated below in this section.

152.                        Notice of a general meeting shall be delivered in accordance with Clause 53 above.

153.

153.1.              Without detracting from that stated above, the Company is entitled to deliver notice or document to a shareholder by personal delivery or by facsimile or by post or by electronic mail.  Postal delivery shall be made to the address of the shareholder registered in the registry or in the absence of such registered address, at the address delivered by him to the Company for the dispatch of notices to him. Notice delivered by means of facsimile shall be sent to the shareholder in accordance with the facsimile number delivered by him to the Company.  Notice delivered by email shall be sent to the shareholder at the email address delivered by him to the Company.

153.2.

(A)                              Notice or documents delivered to the shareholder shall be deemed delivered upon their time of their delivery to his possession.

(B)                               Notice or documents sent by post shall be deemed properly delivered if delivered for postal dispatch when they bear the proper address and are lawfully postaged.  Delivery shall be deemed to have been performed at the time at which the letter was to be delivered in the ordinary manner by the post, and not more than three days from the date in which the letter including the notice was delivered as stated at the post office.

(C)                               Notice sent by facsimile or email shall be deemed delivered 24 hours after the dispatch.

154.                        Without detracting from that stated above, the Company is entitled to deliver notice to shareholders by publication of the notice once, in two daily papers published in Israel in the Hebrew language, both in addition to and in the stead of notice as stated in clause 153 above.  The date of publication in the paper shall be deemed the date of receipt of the notice by the shareholders.

155.                        The Company is entitled to notify upon the delivery of a document at the office or in any other place determined by the Board of Directors or in any other manner, including by means of the internet.

156.                        The Company is entitled to deliver to joint shareholders a notice or a document by dispatched to the shareholder whose name appears first in the registry of shareholders for such share.

157.                        Every person to whom a right to any share was lawfully transferred, by transfer or any other manner, shall be bound by such notice with regard to such share which was lawfully delivered to the person from whom his right derives to such share, prior to the recording of his details in the registry.

158.                        Any document or notice delivered to a shareholder in the Company in accordance with the provisions of these Articles shall be deemed as properly delivered notwithstanding his death, bankruptcy or the liquidation of such shareholder or the assignment of the right in the shares, in accordance with the law (whether the Company knew thereof or not) for so long as some other party was not registered in his stead as a shareholder, and the dispatch or delivery as stated shall be deemed for all purposes as sufficient with regard to any party interested in such shares and/or entitled to them by virtue of assignment of the right, in accordance with the law, whether together with such shareholder or by virtue thereof or in his stead.

159.                        Subject to the provisions of applicable law, a shareholder, director or any other party, who is entitled to receive notice in accordance with these Articles or at law, may waive its receipt, whether an advance or in retrospect, whether in a special circumstance or in general, and having done so, the notice will be deemed to have been lawfully provided and any proceedings or action in respect of which notice was to have been given, shall be deemed valid and in force.

160.                        Confirmation in writing signed by a director or by the Secretary of the Company with regard to the dispatch of a document or a notice in any one of the manners specified in these Articles, shall be deemed decisive proof of any detail included therein.

161.                        For so long as advance notice of a number of days must be granted or a notice is valid for a certain period, the date of delivery shall be included in the count of the number of days or the period, save as indicated otherwise.  If notice was given in more than one of the manners specified above, it shall be deemed to have been received at the earliest dates at which it was considered received, as stated above.

Merger

162.                        Approval of a merger in accordance with the first chapter of the eighth section of the Companies Law, requires an ordinary majority in the general meeting or a class meeting, as the case maybe, and all subject to the provisions of applicable law.

Liquidation

163.                        Subject to the provisions of applicable law, the liquidator is entitled, whether in voluntary or other liquidation, in accordance with the resolution of the general meeting passed by ordinary majority, to distribute in kind between the shareholders, the surplus assets, in whole or in part, and the liquidator is further entitled in accordance with a resolution of the general meeting passed by an ordinary majority to deposit any part of the surplus assets in trust which shall be held in favor of the shareholders, as the liquidator shall deem appropriate.  For the purpose of distribution of surplus assets in kind, the liquidator may determine the proper value of the property available for distribution and to decide how to carry out the distribution between the shareholders taking into account the ancillary rights from the different classes of shares in the Company which they own.

Bearer Shares

164.                        Subject to the provisions of applicable law, the Company is entitled to issue for a share which was paid up in full, a share certificate in accordance with the provisions which shall be determined for this matter by the Board of Directors of the Company, and in such instance, the share shall be registered as stated in Article 130(a)(2) of the Companies Law, and the name of the shareholder shall be erased from the registry of shareholders.

Internal Auditor

165.                        The organizational supervisor of the internal auditor shall be the chairman of the Board of Directors, or if the Board of Directors shall determine - the CEO of the Company.

166.                        Proposals for the annual work plan shall be submitted by the internal auditor for approval of the Board of Directors of the Company, or if the Board of Directors has determined, for approval of the audit committee.